UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve (301) 881-9854

11810 Parklawn Drive, Suite 200, Rockville, MD 20852

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169905-10-6	13D	Page 2 of 4

This Amendment No. 4 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as heretofore amended (the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Choice Hotels International, Inc., a Delaware corporation (the “Issuer”), previously filed by Stewart Bainum, Jr. (the “Reporting Person”). This Amendment is being filed to update Item 6 of the Schedule 13D in light of a pledge of certain of the securities reported in the Schedule 13D. The Amendment also updates certain changes in the facts reported in the Schedule 13D, none of which, individually or in the aggregate, the Reporting Person believes to be material.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Stewart Bainum, Jr. S.S.#: ###-##-####
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E)	☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with:	7 Sole Voting Power 3,371,846
8 Shared Voting Power 8,335,738
9 Sole Dispositive Power 3,371,846
10 Shared Dispositive Power 8,335,738

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,707,584
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 17.8%
14	Type of Reporting Person IN

CUSIP No. 169905-10-6	13D	Page 3 of 4

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

10750 Columbia Pike

Silver Spring, MD 20901

(c)	Title and Class of Securities:

Common Stock

Item 2.	Identity and Background

(a)	Name:

Stewart Bainum, Jr.

(b)	Business Address:

10770 Columbia Pike, Suite 100

Silver Spring, MD 20901

(c)	Present Principal Employment:

Chairman, Choice Hotels International

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

No Changes.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

11,707,584. Includes 3,117,914 shares owned by the Stewart Bainum, Jr. Trust of which Mr. Bainum, Jr. is the sole trustee and beneficiary. Also includes 7,135,738 shares held by Realty Investment Company, Inc. (“Realty”), a real estate management and investment company in which Mr. Bainum, Jr.’s Trust owns voting stock and has shared voting authority; 1,200,000 shares owned by Mid Pines Associates Limited Partnership (“Mid Pines”), in which Mr. Bainum, Jr.’s Trust is managing general partner and has shared voting authority; 70,346 shares owned by the Stewart Bainum Jr. Grantor Retained Annuity Trust, of which Mr. Bainum is the sole trustee and current income beneficiary; and 13,032 shares owned by Mr. Bainum’s minor children. Also includes 7,288 shares which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Company’s retirement plans. Also includes 163,266 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within sixty days.

(b)	Number of shares as to which such person has:

(i) Sole Voting Power	3,371,846

(ii) Shared Voting Power	8,335,738

(iii) Sole Dispositive Power	3,371,846

(iv) Shared Dispositive Power	8,335,738

CUSIP No. 169905-10-6	13D	Page 4 of 4

(c)	A schedule of transactions effected in the last sixty days is as follows:

On June 22, 2006, Mr. Bainum exercised options representing 120,000 shares of the common stock of the Issuer. The price of each option was $6.0565. The total option price of $726,780 was paid with the proceeds received from the sale of 13,500 shares at $54.55 on June 22, 2006. The required tax withholdings were paid in cash using Mr. Bainum’s existing assets. Mr. Bainum retained the remaining 106,500 shares received from the exercise of the options and contributed them to the Stewart Bainum, Jr. Trust.

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the issuer identified in Item 5(a) are held by trusts, corporations or partnerships, other beneficiaries, shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 29, 2006, Realty entered into a Revolving Credit Loan Agreement (“Loan Agreement”) with Wachovia Bank, National Association (“Wachovia”) for up to $50,000,000. In connection therewith, Realty has pledged to continue to deliver as security such number of Shares whose value shall equal 50% of the value of the loan amount outstanding at any time. Initially 1,900,000 of Realty’s total 7,135,738 shares available have been delivered. The Loan Agreement contains default and similar provisions that are standard for such agreements. Wachovia may not exercise voting or dispositive power over the pledged shares prior to an event of default under the Loan Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Stock Pledge Agreement dated June 29, 2006.

Exhibit 2 – Power of Attorney dated January 1, 1999.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2006

/s/ Stewart Bainum, Jr.
Stewart Bainum, Jr.

BY:	/s/ Christine A. Shreve
Christine A. Shreve, Attorney-in-fact